NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX



FILE No.
82-3874

June 19, 2006

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA



Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated June 19, 2006

Please find enclosed 3 copies of the news release listed above.

PROCESSED
JUN 27 2006
THOMSON
FINANCIAL

Yours very truly,

MANSON CREEK RESOURCES LTD.

BARBARA O'NEILL

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

JUNE 19, 2006

News Release: 06-10

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

GEOPHYSICAL SURVEYS UNDERWAY ON MANSON CREEK'S PORPHYRY PROJECTS

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the commencement of geophysical surveys on the Palomino copper – gold and the CR copper – molybdenum projects.

Induced Polarization (IP) geophysical surveys are underway on the Palomino and CR properties. The Palomino porphyry target has been identified by its magnetic signature and pervasive alteration seen in surrounding outcrop. The IP survey will further define the target of the upcoming drill program.

The permit to drill test the Palomino porphyry target has been received and the drilling is expected to begin at the end of June.

The IP survey on the CR property will focus on the western extension of the copper – molybdenum porphyry outlined during the 2005 drill campaign. The current CR porphyry is 975 meters in length with widths of 120 – 180 meters and is open along strike to the west and to depth. The IP will test the western extent of the porphyry as it is in an area of glacial cover and minimal out crop.

Manson Creek is a dynamic and well financed junior mineral exploration company that is currently exploring six prospective gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol., and President of the Company.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **JUNE 19, 2006**

News Release: 06-10 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

GEOPHYSICAL SURVEYS UNDERWAY ON MANSON CREEK'S PORPHYRY PROJECTS

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the commencement of geophysical surveys on the Palomino copper – gold and the CR copper – molybdenum projects.

Induced Polarization (IP) geophysical surveys are underway on the Palomino and CR properties. The Palomino porphyry target has been identified by its magnetic signature and pervasive alteration seen in surrounding outcrop. The IP survey will further define the target of the upcoming drill program.

The permit to drill test the Palomino porphyry target has been received and the drilling is expected to begin at the end of June.

The IP survey on the CR property will focus on the western extension of the copper – molybdenum porphyry outlined during the 2005 drill campaign. The current CR porphyry is 975 meters in length with widths of 120 – 180 meters and is open along strike to the west and to depth. The IP will test the western extent of the porphyry as it is in an area of glacial cover and minimal out crop.

Manson Creek is a dynamic and well financed junior mineral exploration company that is currently exploring six prospective gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol., and President of the Company.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

JUNE 19, 2006

News Release: 06-10

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

GEOPHYSICAL SURVEYS UNDERWAY ON MANSON CREEK'S PORPHYRY PROJECTS

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the commencement of geophysical surveys on the Palomino copper – gold and the CR copper – molybdenum projects.

Induced Polarization (IP) geophysical surveys are underway on the Palomino and CR properties. The Palomino porphyry target has been identified by its magnetic signature and pervasive alteration seen in surrounding outcrop. The IP survey will further define the target of the upcoming drill program.

The permit to drill test the Palomino porphyry target has been received and the drilling is expected to begin at the end of June.

The IP survey on the CR property will focus on the western extension of the copper – molybdenum porphyry outlined during the 2005 drill campaign. The current CR porphyry is 975 meters in length with widths of 120 – 180 meters and is open along strike to the west and to depth. The IP will test the western extent of the porphyry as it is in an area of glacial cover and minimal out crop.

Manson Creek is a dynamic and well financed junior mineral exploration company that is currently exploring six prospective gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol., and President of the Company.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **JUNE 19, 2006**

News Release: 06-10 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

GEOPHYSICAL SURVEYS UNDERWAY ON MANSON CREEK'S PORPHYRY PROJECTS

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the commencement of geophysical surveys on the Palomino copper – gold and the CR copper – molybdenum projects.

Induced Polarization (IP) geophysical surveys are underway on the Palomino and CR properties. The Palomino porphyry target has been identified by its magnetic signature and pervasive alteration seen in surrounding outcrop. The IP survey will further define the target of the upcoming drill program.

The permit to drill test the Palomino porphyry target has been received and the drilling is expected to begin at the end of June.

The IP survey on the CR property will focus on the western extension of the copper – molybdenum porphyry outlined during the 2005 drill campaign. The current CR porphyry is 975 meters in length with widths of 120 – 180 meters and is open along strike to the west and to depth. The IP will test the western extent of the porphyry as it is in an area of glacial cover and minimal out crop.

Manson Creek is a dynamic and well financed junior mineral exploration company that is currently exploring six prospective gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol., and President of the Company.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.